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                                                                      EXHIBIT 14

                                   AT&T CORP.

        CODE OF ETHICS FOR CHIEF EXECUTIVE AND SENIOR FINANCIAL OFFICERS

      AT&T's Code of Conduct includes "Our Common Bond", a set of business values which guide all of our decisions and behavior. One of our values is that all employees are held to the highest standards of integrity. We are honest and ethical in all our business dealings, starting with how we treat each other. We keep our promises and admit our mistakes. Our personal conduct ensures that AT&T's name is always worthy of trust.

      The Company's Code of Conduct applies to all directors and employees of the Company, including the Chief Executive, the Chief Financial Officer, the Principal Accounting Officer and other senior financial officers. In addition to being bound by the Code of Conduct's provisions about ethical conduct, conflicts of interest and compliance with law, we have adopted the following Code of Ethics specifically for our Chief Executive and senior financial officers.

      1. You are responsible for full, fair, accurate, timely and understandable financial disclosure in reports and documents filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company. The Company's accounting records must be maintained in accordance with all applicable laws, must be proper, supported and classified, and must not contain any false or misleading entries.

      2. You are responsible for the Company's system of internal financial controls. You shall promptly bring to the attention of the General Counsel and the Audit Committee any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data, or
            (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

      3. You may not compete with the Company and may never let business dealings on behalf of the Company be influenced - or even appear to be influenced - by personal or family interests. You shall promptly bring to the attention of the General Counsel and the Audit Committee any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in the Company's financial reporting, disclosures or internal controls.

      4. The Company is committed to complying with both the letter and the spirit of all applicable laws, rules and regulations. You shall promptly bring to the attention of the General Counsel and the Audit Committee any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company or its employees or agents. You shall promptly bring to the attention of the General Counsel and the Audit Committee any information you may have concerning any violation of this Code of Ethics. The Board of Directors may determine, or
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            designate appropriate persons to determine, appropriate additional disciplinary or other actions to be taken in the event of violations of this Code of Ethics by the Company's Chief Executive or senior financial officers and a procedure for granting any waivers of this Code of Ethics.